EXHIBIT (f)(vii)

Announcement Entitled

Strong medicine needed for Queensland’s fiscal repair

Treasurer and Minister for Trade

The Honourable Tim Nicholls

Friday, June 15, 2012

Strong medicine needed for Queensland’s fiscal repair

The shocking extent of Labor’s economic mismanagement has finally been revealed with today’s release of the Independent Commission of Audit’s Interim Report, Queensland Treasurer Tim Nicholls said.

The sobering Report details the previous Labor Government’s “lack of fiscal discipline” and predicts state debt will hit $100 billion by 2018-19 unless urgent action is taken to pay down debt.

“That’s an interest bill of $115 million a week or $685,000 per hour that all Queenslanders will have to pay,” Mr Nicholls said.

“Interest is now the fastest growing government expense in Queensland – not health, not education, not public transport – and it’s all due to Labor’s appalling reckless financial mismanagement.

“This Report exposes Labor’s deceptive and systematic practice of using highly optimistic budget assumptions that have masked the real magnitude of debt and deficit levels.

“Labor’s irresponsible and misleading economic policies are entirely responsible for the state moving from a position of considerable financial strength to a position of weakness in the last six years.”

Mr Nicholls said the former Government had chosen to ignore the harsh economic realities to satisfy its own misguided political purposes.

“We knew the financial mess left by Labor was bad, but this mess is beyond all expectations,” he said.

“Unfortunately for the people of Queensland, the full extent of Labor’s wreckage is there in black and white.”

Mr Nicholls said the Report outlined the need for major ‘fiscal repair’ to end the debilitating cycle of over-expenditure and crippling increases in debt and debt-servicing costs.

“In 2011-12, 96 per cent of the Government’s capital spending programme was sourced from debt.

“The former Labor Government essentially borrowed money to pay the bills.

“This report makes for very sobering reading but the Newman Government is committed to fixing the mess Labor left behind.

“The Commission has recommended some very strong medicine which we all must take to get

Queensland’s finances back in the black.

“The Newman Government was elected with a mandate for returning this state’s finances to a sustainable level and we will do just that.”

Mr Nicholls said the Newman Government would consider adopting all but one of the recommendations in the lead up to the September Budget.

He said the government had already categorically ruled out introducing the $100 ‘State Deficit Levy’ on rateable households, a tax previously introduced by the Kennett Government in Victoria.

Mr Nicholls thanked the three Commissioners, Hon Peter Costello AC, Professor Sandra Harding and Dr Doug McTaggart and the Commission’s staff for their professionalism and hard work in preparing the Interim Report.

The Commission will deliver its Final Report in February next year, which will chart a path for fiscal repair.